UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9366M103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. This Amendment No. 7 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2013.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhonghan Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,901,224 ordinary shares (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13, 901,224 ordinary shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13, 901,224 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.71%
12	TYPE OF REPORTING PERSON* IN

(1) This amount includes (a) 8,453, 192 ordinary shares; (b) 15,000 American Depositary Shares (ADSs), equivalent to 60,000 ordinary shares, and (c) options to purchase 5,388,032 ordinary shares within 60 days of December 31, 2013. In 2013, Mr. Zhonghan Deng was granted 60,631 ADSs through the Issuer’s 2005 Employee Stock Incentive Plan, including 30,315 vested ADSs and 30,316 unvested ADSs. The total amount of ordinary shares owed by Mr. Zhonghan Deng includes the vested 30,315 ADSs, equivalent to 121,260 ordinary shares, while excludes 30,316 unvested ADSs, equivalent to 121,264 ordinary shares, which will be vested to Mr. Zhonghan Deng on or about March 2, 2014, subject to a rating of above satisfactory in the annual performance evaluation by March 2014.

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CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON Vimicro Beijing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,513,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,513,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.19%
12	TYPE OF REPORTING PERSON* CO

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CUSIP NO. G9366M103	Schedule 13 G

1	NAME OF REPORTING PERSON The Golden Hill International Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,513,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,513,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.19%
12	TYPE OF REPORTING PERSON* OO

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CUSIP NO. G9366M103	Schedule 13 G

1

NAME OF REPORTING PERSON

HSBC International Trustee Limited (as trustee for The Golden Hill International Trust which ultimately owns ordinary shares of the Issuer)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)         N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,513,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,513,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.19%
12	TYPE OF REPORTING PERSON* CO

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ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i) Zhonghan Deng
(ii) Vimicro Beijing Corporation (the “Record Holder”)
(iii) The Golden Hill International Trust (the “Trust”)
(iv) HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust which ultimately owns ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the Record Holder and Dr. Zhonghan Deng:

15/F Shining Tower,
No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China

The address of the Trust is:

P.O. Box 71
Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

The address of the Trustee is:

21 Collyer Quay #19-01 HSBC Building, Singapore 049320

ITEM 2(c)	CITIZENSHIP:

Dr. Zhonghan Deng is a citizen of the People’s Republic of China.
Record Holder is a British Virgin Islands corporation.
Trust is an entity established under the laws of the Cayman Islands.
Trustee is a British Virgin Islands corporation.

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ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G9366M103

ITEM 3.	Not Applicable

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ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Dr. Zhonghan Deng	13,901,224	12.71%	0	13, 901,224	0	13, 901,224
Vimicro Beijing Corporation	8,513,192	8.19%	0	8,513,192	0	8,513,192
The Golden Hill International Trust	8,513,192	8.19%	0	8,513,192	0	8,513,192
HSBC International Trustee Limited (as trustee for The Golden Hill International Trust and other trusts which ultimately owns ordinary shares of the Issuer)	8,513,192	8.19%	0	8,513,192	0	8,513,192

The Record Holder is the record owner of 8,513,192 ordinary shares of the Issuer (including 15,000 American Depositary Shares, equivalent to 60,000 ordinary shares). Dr. Zhonghan Deng is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Dr. Zhonghan Deng, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all shares of ordinary shares beneficially owned by other members constituting such group. However, each of Dr. Zhonghan Deng, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than the 8,513,192 ordinary shares.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Zhonghan Deng may be deemed to be the beneficial owner of 5,388,032 ordinary shares issuable upon the exercise of vested options within 60 days after the date of filing this amended Schedule 13G with the Securities and Exchange Commission.

All ordinary shares reported herein by the Trustee are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Trustee acts as the trustee of the Trust, beneficially owns a total of 8,513,192 ordinary shares of the Issuer (including 15,000 American Depositary Shares, equivalent to 60,000 ordinary shares).

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ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

Zhonghan Deng	/s/ Zhonghan Deng
Zhonghan Deng

Vimicro Beijing Corporation	By:	Zhonghan Deng
Name: Zhonghan Deng
Title: Director

The Golden Hill International Trust	For and on behalf of HSBC International Trustee Limited as Trustee of The Golden Hill International Trust

	By:	/s/ Susan Chung
Name: Susan Chung
Title: Authorized Signatory

	By:	/s/ Ivy Choa
Name: Ivy Choa
Title: Authorized Signatory

HSBC International Trustee Limited	By:	/s/ Susan Chung
Name: Susan Chung
Title: Authorized Signatory

	By:	/s/ Ivy Choa
Name: Ivy Choa
Title: Authorized Signatory

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